UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

2 Overhill Road, Suite 400

Scarsdale, New York 10583

(212) 974-3070

ANDREW FREEDMAN, ESQ.

MATTHEW W. TRAYLOR, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

CO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares (as defined below) held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

2

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

OO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

3

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,696 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,696 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,696 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

OO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

4

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,696 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,696 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
	10	SHARED DISPOSITIVE POWER

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

189,350 shares of Common Stock 2,280,000 shares of Common Stock issuable upon exercise of Warrants* 2,000,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

IN

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

5

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

178,654 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%*
14	TYPE OF REPORTING PERSON

IN

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

6

CUSIP No. 717512X203

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Series A and Common Stock Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 178,654 Shares and Series A and Common Stock Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $531,016.22, including brokerage commissions.

The aggregate purchase price of the 10,696 Shares and Series A and Common Stock Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $30,851.54, including brokerage commissions.

As further described in Item 6 of this Schedule 13D, pursuant to the Purchase Agreement, at the Closing Date: (i) Iroquois Master Fund purchased 6,800 Preferred Shares convertible into 1,700,000 Shares and 1,700,000 Private Placement Warrants to purchase up to 1,700,000 Shares for approximately $6,800,000 and (ii) Iroquois Capital purchased 1,200 Preferred Shares convertible into 300,000 Shares and 300,000 Private Placement Warrants to purchase up to 300,000 Shares for $1,200,000.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants or convert any of the Preferred Shares if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,708,101 Shares, which represents the number of Shares issued and outstanding as of June 9, 2023, as represented in the Issuer’s Amendment No. 1 to Schedule TO, filed with the SEC on June 15, 2023.

For purposes of calculating the percentages, the Reporting Persons’ beneficial ownership includes securities of the Issuer subject to the Blocker described in Item 3 of this Schedule 13D, which includes an aggregate of 4,280,000 Shares underlying certain securities owned by the Reporting Persons, consisting of (i) 2,280,000 Shares issuable upon exercise of Warrants and (ii) 2,000,000 Shares issuable upon exercise of Preferred Shares.

A.	Iroquois Master Fund
(a)	As of the close of business on June 16, 2023, Iroquois Master Fund may be deemed the beneficial owner of (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares.

Percentage: Approximately 4.99%

7

CUSIP No. 717512X203

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and 1,700,000 Shares issuable upon exercise of Preferred Shares.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and 1,700,000 Shares issuable upon exercise of Preferred Shares.

(c)	The transactions in the Shares entered into by Iroquois Master Fund since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
(e)	On June 15, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

B.	Iroquois Capital
(a)	As of the close of business on June 16, 2023, Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares

(c)	Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares entered into by Iroquois Master Fund since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
(e)	On June 15, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

C.	ICIG
(a)	As of the close of business on June 16, 2023, ICIG may be deemed the beneficial owner of i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares.

Percentage: 4.99%

(b)	1. Sole power to vote or direct vote: (i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares
4. Shared power to dispose or direct the disposition: 0

(c)	ICIG has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
8

CUSIP No. 717512X203

(e)	On June 15, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

E.	Richard Abbe
(a)	As of the close of business on June 16, 2023, Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: (i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG
2. Shared power to vote or direct vote: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 10,696 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund

(c)	Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares entered into by Iroquois Master Fund since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
(e)	On June 15, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

F.	Kimberly Page
(a)	As of the close of business on June 16, 2023, Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 178,654 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund

(c)	Mrs. Page has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares entered into by Iroquois Master Fund since Amendment No. 4 are set forth in Schedule A and are incorporated herein by reference.
(e)	On June 15, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
9

CUSIP No. 717512X203

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to a cash self-tender offer (the “Tender Offer”) conducted by the Issuer to purchase up to 7,750,000 Shares in accordance with the Offer to Purchase, dated May 11, 2023, by and among the Issuer and the stockholders of the Issuer, including the Reporting Persons, the Reporting Persons tendered, in exchange for cash consideration of $3.25 per share, all of the Shares beneficially owned by them. Because the Tender Offer was oversubscribed, the Company purchased only a prorated portion (approximately 83%) of the Shares properly tendered by stockholders. Therefore, 1,047,365 Shares tendered by the Reporting Persons were accepted by the Issuer on June 9, 2023.

10

CUSIP No. 717512X203

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

11

CUSIP No. 717512X203

SCHEDULE A

Transactions in the Securities of the Issuer during the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IROQUOIS MASTER FUND LTD.

Sale of Common Stock	5,900	3.03	6/16/2023